Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 13 DATED NOVEMBER 29, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – Hampton Station Holdings, LLC

On August 16, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Hampton Station Holdings, LLC (the “Hampton Station Controlled Subsidiary”), located in Greenville, South Carolina off Hampton Ave Ext and Saint Clair St, for an initial purchase price of $4,990,000, which was the initial stated value of our equity interest in the Hampton Station Controlled Subsidiary (the “East Coast eREIT Hampton Station Investment”). Details of this acquisition can be found here.

On November 19, 2021, Operating Agreement of Hampton Station Controlled Subsidiary was amended and restated to admit Fundrise Development eREIT, LLC as a member for an initial contribution of approximately $1,891,000. Fundrise Development eREIT, LLC anticipates funding approximately $13,165,000 through future capital calls, bringing Fundrise Development eREIT, LLC’s total investment in the Hampton Station Controlled Subsidiary to approximately $15,056,000 (the “Development eREIT Hampton Station Investment”).

Concurrently with the amendment and restatement of the Operating Agreement, the Hampton Station Controlled Subsidiary closed on a $26,200,000 Construction Loan (57% Loan-to-Cost) funded by Atlantic Capital Bank.  The Hampton Station Controlled Subsidiary intends to move forward with the development of Multifamily Property Phase I: a 233-unit mid-rise apartment complex. In total, the Hampton Station Controlled Subsidiary intends to spend approximately $36,700,000 in hard costs and approximately $8,250,000 in soft costs to complete the multifamily development. The remaining equity contributions to the Hampton Station Holdings Controlled Subsidiary will be contributed 95% us and Fundrise Development eREIT, LLC and 5% by URP and its affiliates.

As the Development eREIT Hampton Station Investment recapitalized an existing controlled subsidiary investment of Fundrise East Coast Opportunistic REIT, LLC, the Independent Representative reviewed and approved of the transaction prior to its consummation.

The following table contains updated underwriting assumptions for the Hampton Station Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Hampton Station Holdings Property	10.0% (retail) 5.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	5

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.